Penn National Gaming, Inc.

825 Berkshire Blvd., Suite 200

Wyomissing, Pennsylvania 19610

Stacie D. Gorman
Senior Counsel
Office of Real Estate and Commodities
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:                             Penn National Gaming, Inc.
Registration Statement on Form S-4
Filed February 8, 2018
File No. 333-222936

Dear Ms. Gorman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Penn National Gaming, Inc. hereby requests acceleration of the effective date of the above-referenced registration statement so that it may become effective at 10:00 a.m., Eastern time, on Wednesday, February 28, 2018, or as soon as possible thereafter.

Sincerely,

Penn National Gaming, Inc.

By:	/s/ Carl Sottosanti
Carl Sottosanti
Executive Vice President, General Counsel and Secretary